		EXHIBIT 12
PENNZOIL-QUAKER STATE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	For the nine months ended
	September 30,
	2001	2000
	(Dollar amounts expressed in thousands)
Income (loss) from continuing operations
before income from equity investees	$ (11,841)	$ 7,180
Distribution of income from equity investees	14,900	17,150
Amortization of capitalized interest	638	679
Income tax provision	21,327	32,284
Interest charges	91,411	91,518
Income before income tax provision and interest charges	$ 116,435	$ 148,811
Fixed charges	$ 91,411	$ 91,518
Ratio of earnings to fixed charges	1.27	1.63
DETAIL OF INTEREST AND FIXED CHARGES
	For the nine months ended
	September 30,
	2001	2000
	(Expressed in thousands)
Interest charges per Consolidated Statement of Operations
which includes amortization of debt discount, expense and premium	$ 71,536	$ 69,576
Add: portion of rental expense representative of interest factor (1)	19,875	21,942
Total fixed charges	$ 91,411	$ 91,518
Less: interest capitalized per Consolidated Statement of Operations	-	-
Total interest charges	$ 91,411	$ 91,518
(1) Interest factor based on management's estimates and approximates one-third of rental expense.